United States securities and exchange commission logo





                             October 5, 2020

       He Yu
       Chief Executive Officer
       Kuke Music Holding Limited
       Building 96
       4 San Jian Fang South Block
       Chaoyang District, Beijing 100024
       People's Republic of China

                                                        Re: Kuke Music Holding
Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted September
8, 2020
                                                            CIK No. 0001809158

       Dear Mr. Yu:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1, submitted September 8, 2020

       Prospectus Summary
       Conventions That Apply to This Prospectus, page 5

   1. We note your disclosure that "'student interest training market,' 'student art education market,' 'student music
education market,' 'student musical instrument training
                                                        market,' and 'student
piano education market' refer to markets for students aged between 3 and 18." Please clarify
whether these markets are defined by number of students, tuition-
                                                        spend by these
students, or another measure, and the relevant time period, if any, by which you measure these
markets.
 He Yu
FirstName
Kuke MusicLastNameHe   Yu
            Holding Limited
Comapany
October    NameKuke Music Holding Limited
        5, 2020
October
Page 2 5, 2020 Page 2
FirstName LastName
Risk Factors
Risks Related to Our Business and Industry
"Our recent or future acquisitions or strategic investments may fail . . .", page 15

2. Please briefly describe the "challenges regarding the integration of BMF with [y]our existing business."
"We may not have obtained complete licenses with respect to certain content we offer.", page 16

3. We note your disclosure that "[t]here is no guarantee that [you] have all of the licenses for the content available on [y]our platform." Please briefly describe the process, if any, you use to identify or verify the copyright ownership of the music content offered on your platform.
"Certain of our content offerings may be found objectionable . . .", page 18

4. Please briefly the describe the process, if any, by which you determine whether the content you provide will be found objectionable by the PRC government. "Minimum guarantees required under certain of our license agreements . . .", page 18

5. You disclose that "[c]ertain of [y]our license agreements require that [you] make minimum guarantee payments to the licensors." To provide additional context for investors, please clarify the portion of your license agreements that have these minimum guarantees, and disclose the typical minimum guarantee payments under these agreements.
Risks Related to Our Corporate Structure
"PRC laws and regulations over direct investment in and loans to PRC entities . .. .", page 35

6. We note your disclosure that "PRC laws and regulations may significantly limit [y]our ability to use Renminbi converted from the net proceeds of this offering to fund the establishment of new entities in China by [y]our PRC subsidiaries, to invest in or acquire any other PRC companies through [y]our PRC subsidiaries, to fund [y]our existing VIEs or to establish and fund new variable interest entities in China." In light of these limitations on direct investment and loans to PRC entities, please quantify the amount of loans or capital contributions you anticipate being able to make to your PRC subsidiaries or VIEs following this offering.
"We face certain risks relating to the real properties that we lease.", page 39

7. We note your disclosure that "[y]our lease agreements for these properties have not been registered with the PRC governmental authorities as required by PRC law," and
         "[a]lthough the failure to do so does not in itself invalidate the leases, [you] may be ordered by the PRC government authorities to rectify such noncompliance and, if such non-compliance is not rectified within a given period of time, [you] may be subject to
 He Yu
FirstName
Kuke MusicLastNameHe   Yu
            Holding Limited
Comapany
October    NameKuke Music Holding Limited
        5, 2020
October
Page 3 5, 2020 Page 3
FirstName LastName
         fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for each unregistered lease agreement." Please disclose the cost of rectifying non-
         compliance and, if such non-compliance is not rectified, the extent of your total liability for potential fines imposed by the PRC government authorities, if estimable at this time.
         Please also disclose whether you intend to register the leases, as required by PRC law, and if not, please explain why you have decided not to register these leases.
"Our business may be negatively affected by the potential obligations . . .", page 42

8. We note your disclosure that "employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties," and "[c]ertain of [y]our VIEs have historically failed to promptly make social insurance and housing fund contributions in full for their employees." Please quantify the amount of late payments fees, fines, and/or other penalties for which your VIEs may be liable, if estimable.
Risks Related to Our ADSs and This Offering
"Your rights to pursue claims against the depositary as a holder of ADSs . . ..", page 48

9. You disclose that "any action or proceeding against or involving the depositary arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York,
         New York," and "[t]he depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, which may include claims arising under the federal securities laws, although the arbitration provisions of the deposit agreement do not preclude you from pursuing claims under the U.S. federal securities laws in federal courts." Please clarify the extent to which the exclusive jurisdiction provision in the deposit agreement applies to claims under the Securities Act and Exchange Act. Please also disclose any risks or other impacts on investors related to the exclusive jurisdiction and arbitration provisions, including increased costs to bring a claim, and that these provisions can discourage claims
         or limit investors    ability to bring a claim in a judicial forum
that they find favorable.
         Please disclose whether the arbitration provision will apply to purchasers in secondary transactions. If the provision is not intended to apply to secondary purchasers, please disclose any difference in rights between primary and secondary purchasers;
         please also clearly describe how the provision will be implemented if it applies differently to primary and secondary purchasers. Finally, please confirm that your deposit agreement will describe the extent to which these provisions apply to Securities Act and Exchange
         Act claims, or tell us how you will make future investors aware of the
provision   s
         applicability.

"ADS holders may not be entitled to a jury trial . . .", page 48

10. Please disclose whether the jury trial waiver provision in the deposit agreement will apply
 He Yu
FirstName
Kuke MusicLastNameHe   Yu
            Holding Limited
Comapany
October    NameKuke Music Holding Limited
        5, 2020
October
Page 4 5, 2020 Page 4
FirstName LastName
         to purchasers in secondary transactions. If the provision is not intended to apply to secondary purchasers, please disclose any difference in rights between primary and secondary purchasers. Please also clearly describe how the provision will be implemented if it applies differently to primary and secondary purchasers. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Results of Operations, page 70

11. We note your discussion of the COVID-19 pandemic as a key factor affecting your results of operations. Please revise your discussion of Results of Operations and Liquidity to discuss the specific impacts of COVID-19 on your operations and liquidity. As a related matter, please provide more detail describing the potential effect of the pandemic on your revenues related to the BMF acquisition and any other live events, as well as the manner in which transitioning from a live event format to a streaming format has or may in the future materially affect your revenue. Finally, please disclose whether you expect to stream other events in the future, instead of offering live performances. Please make necessary conforming changes throughout your prospectus, including in your Summary and Risk Factors sections. For guidance, see CF Disclosure Guidance:
Topic No. 9A,
         available on our public website.
Ability to Expand Our Distribution Network , page 71

12. You disclose that "[you] share certain percentages of [y]our smart music education revenue and music subscription revenue with distributors." Please disclose the typical revenue percentage you share.
Results of Operations, page 77

13. Throughout your discussion of your Results of Operations, where you reference multiple factors affecting changes in line items, please quantify the contributions of each factor. For example, we note your disclosure that "[y]our licensing and subscription revenue decreased by 9.3% from RMB90.3 million in 2018 to RMB81.9 million
         (US$11.8 million) in 2019, primarily due to decreased subscription revenue caused by the loss of two high grossing customers, partially offset by increased licensing revenue generated from licensing additional content to new licensees." Please quantify the decrease in subscription revenue caused by the loss of your two high grossing customers, and the licensing revenue generated from licensing additional content. Please make conforming changes throughout your discussion of your results of operations, where you discuss multiple factors affecting changes in line items.
Industry Overview
The Classical Music Market in China
The Live Classical Music Performance Market in China, page 89

14.      Please provide a source for the graphics on page 90 and 93.
 He Yu
FirstName
Kuke MusicLastNameHe   Yu
            Holding Limited
Comapany
October    NameKuke Music Holding Limited
        5, 2020
October
Page 5 5, 2020 Page 5
FirstName LastName
Student Music Education Market in China, page 90

15. In an appropriate place in your filing, please define the "piano proficiency evaluation market," and "smart music education market."
Business
Our Platform
Smart Music Education, page 103

16. We note your disclosure that "[you] typically share part of the tuition fees with [y]our distributors, who will then share part of the fees with collaborating kindergartens." Please disclose the portion of fees you typically receive from your collaborations with kindergartens. Also, because you disclose that you "typically do not enter into cooperation agreements with kindergartens directly," and "typically" share fees with distributors, please clarify whether you have any direct cooperation agreements with kindergartens and whether you engage in any other arrangements with your distributors, and briefly describe the terms of those agreements or arrangements, if applicable.
Live Classical Music Events, page 109

17. You disclose that "[t]he sponsorship fee we charged each sponsor in 2019 ranged from
         RMB30,000 to RMB2.0 million." Because this range is relatively large, please clarify how you determine the sponsorship fees charged to each sponsor.
18. We note your disclosure that "[r]egistered users of the BMF Club app will have unlimited streaming access to most of the performances at this year's Beijing Music Festival."
         Please disclose how users become "registered users," and describe any fees paid by users to become a registered user of the BMF Club app.
Intellectual Property
License Agreements, page 110

19. Please file your exclusive and long-term license agreement and your joint venture with
         Naxos, and Naxos China's license agreement, as exhibits to your registration statement, or tell us why you believe you are not required to do so. See Item 601(b)(10) of Regulation
         S-K.
Licenses for Value-Added Telecommunications Services, page 115

20. Please disclose whether you have obtained the VATS license, Internet Content Provider license, and any related licenses described in this section. If not, please disclose whether you have applied for these licenses, intend to apply, or why you are not required to do so.
         Please disclose the same for the License for Production and Operation of Radio and TV
         Programs and Online Publishing Service Permit described on page 117; and the Online
         Culture Operating Permit and commercial performance approvals described on page 118.
 He Yu
Kuke Music Holding Limited
October 5, 2020
Page 6
Description of American Depositary Shares
Limitations on Obligations and Liability, page 155

21. In this section, you describe certain limitations on your obligations and liability expressly limited by the deposit agreement. Please amend your filing to provide risk factor disclosure highlighting these limitations, and the related risks to shareholders.
      Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at
(202) 551-
3222 with any questions.



                                                             Sincerely,
FirstName LastNameHe Yu
                                                             Division of
Corporation Finance
Comapany NameKuke Music Holding Limited
                                                             Office of Trade &
Services
October 5, 2020 Page 6
cc:       Steve Lin
FirstName LastName